CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Annual Report on Form 1-K of our report dated April 24, 2020 relating to the consolidated financial statements of Flora Growth Corp. (which report expresses an unqualified opinion and includes an emphasis of matter paragraph relating to substantial doubt about Flora Growth Corp.’s ability to continue as a going concern).

/s/ McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario
April 28, 2020